Exhibit 99.1

Galmed Pharmaceuticals Reports First Quarter 2022 Financial Results

TEL AVIV, Israel, May 17, 2022 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, metabolic, fibrosis and inflammatory diseases reports financial results for the three months ended March 31, 2022.

Recent Developments

●	Announced that Company’s clinical development strategy will expand into new anti-fibrotic indications to maximize the potential of its lead compound, Aramchol while at the same time discontinuing the Open Label Part of the Armor Study having reached its objectives.
●	Company evaluating its strategic alternatives and its structuring to best enhance shareholder value and achieve its goals.

Financial Summary – First Quarter 2022 vs. First Quarter 2021:

●	Cash and cash equivalents, restricted cash and marketable debt securities totaled $28.9 million as of March 31, 2022, compared to $34.9 million at December 31, 2021.
●	Net loss amounted to $6.1 million, or $0.24 per share, for the three months ended March 31, 2022, compared to a net loss of $8.9 million, or $0.38 per share, for the three months ended March 31, 2021.
●	Research and development expenses amounted to approximately $4.8 million for the three months ended March 31, 2022, compared to approximately $7.4 million for the three months ended March 31, 2021. The decrease resulted primarily from a decrease in drug development expenses.
●	General and administrative expenses amounted to approximately $1.3 million for the three months ended March 31, 2022, compared to approximately $1.8 million for the three months ended March 31, 2021. The decrease in general and administrative expenses for the three months ended March 31, 2021 resulted primarily from a decrease in salaries and benefits.
●	Financial expense, net amounted to $0.05 million for the three months ended March 31, 2022, compared to financial income, net of $0.2 million for the three months ended March 31, 2021.

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases. Our lead compound, Aramchol™, a backbone drug candidate for the treatment of NASH and fibrosis is currently in a Phase 3 registrational study. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide and recently initiated a first in human study.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed’s pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre-clinical or clinical trials; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; the impact of the COVID-19 pandemic; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed’s ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed’s ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed’s expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed’s estimates regarding anticipated capital requirements and Galmed’s needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; Galmed’s expectations regarding licensing, acquisitions and strategic operations; and the outcome of any evaluation of Galmed’s strategic alternatives. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the SEC on May 2, 2022, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2022	2021
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$3,741	$2,884
Restricted Cash	114	114
Marketable debt securities	25,001	31,931
Other receivable	843	1,125
Total current assets	29,699	36,054

Right of use assets	361	406
Property and equipment, net	136	145
Total non-current assets	497	551

Total assets	$30,196	$36,605

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$4,835	$4,871
Other payables	812	1,008
Total current liabilities	5,647	5,879

Non-current liabilities
Lease obligation	$183	$229
Total non-current liabilities	183	229

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 25,088,414 shares as of March 31, 2022 and December 31, 2021	70	70
Additional paid-in capital	199,229	198,772
Accumulated other comprehensive loss	(616)	(171)
Accumulated deficit	(174,317)	(168,174)
Total stockholders’ equity	24,366	30,497

Total liabilities and stockholders’ equity	$30,196	$36,605

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2022	2021
Research and development expenses	$4,796	$7,380

General and administrative expenses	1,296	1,752

Total operating expenses	6,092	9,132

Financial expense (income), net	51	(227)

Net loss	$6,143	$8,905

Basic and diluted net loss per share	$0.24	$0.38
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	25,088,414	23,374,061

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2022	2022
Cash flow from operating activities

Net loss	$(6,143)	$(8,905)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	9	11
Stock-based compensation expense	457	471
Amortization of premium on marketable debt securities	31	21
Interest income from short-term deposits	-	(4)
Loss (Gain) from realization of marketable debt securities	145	15
Finance expenses	(10)	-
Changes in operating assets and liabilities:
Decrease in other accounts receivable	282	28
Decrease in trade payables	(36)	(1,243)
Increase (decrease) in other accounts payable	(187)	320
Net cash used in operating activities	(5,452)	(9,286)

Cash flow from investing activities
Purchase of property and equipment	-	(1)
Investment in available for sale securities	-	(10,007)
Sale (investment) in short term deposits, net	-	2,005
Consideration from sale of available for sale securities	6,309	6,359
Net cash provided by (used in) investing activities	6,309	(1,644)

Cash flow from financing activities
Proceeds from exercise of options (*)	-	(* )
Issuance of Ordinary shares, net of issuance cost	-	17,368
Net cash provided in financing activities	-	17,368

Increase (decrease) in cash and cash equivalents and restricted cash	857	6,438
Cash and cash equivalents and restricted cash at the beginning of the period	2,998	7,060
Cash and cash equivalents and restricted cash at the end of the period	$3,855	$13,498
Supplemental disclosure of cash flow information:

Cash received from interest	$77	$179
Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$-	$497

(*) Represents amount less than $1.

CONTACT: Guy Nehemya, Chief Operating Officer, Galmed Pharmaceuticals Ltd., investor.relations@galmedpharma.com, +972-3-693-8448